

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2017

Scott L. Kauffman
Chairman and Chief Executive Officer
MDC Partners Inc.
745 Fifth Avenue, 19th Floor
New York, NY 10151

> **Re: MDC Partners Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2017**
> **File No. 333-222101**

Dear Mr. Kauffman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Division of Corporation Finance
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